GENESIS CAPITAL, LLC

TABLE OF CONTENTS

	PAGE
Report of independent registered public accounting firm	2
Financial statements:	
Statement of financial condition	3
Statement of income	4
Statement of changes in member's equity	5
Statement of cash flows	6
Notes to financial statements	7 - 10
Supplementary information:	
Computation of net capital under Rule 15c3-1 of the Securities and Exchange Commission	12
Computation for determination of reserve requirements and information relating to possession and control requirements under Rule 15c3-3 of the Securities and Exchange Commission	13
Report of independent registered public accounting firm on exemption required by SEC Rule 17a-5(g) for a broker-dealer claiming an exemption from SEC Rule 15c3-3(k)	14
Genesis Capital, LLC exemption report	15